PipelineVR

The First B2B Online Marketplace for Virtual Reality and Augmented Reality



http://www.pipelinevr.com (http://www.pipelinevr.com)

Irvine, CA

Professional Services

PipelineVR

● **Title III Offering**

$200,000.00

Funding goal

154 days

Left to invest

$200,000.00

Still to raise

Goldman Sachs reports that, within 10 years, Virtual Reality will generate more revenue than television. Our mission is to accelerate the success of the immersive technology industries worldwide. We do this by matching buyers and sellers of professional VR/AR products and services, and facilitating transactions.

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The First B2B Marketplace for VR/AR

PIPELINE VR

OUR MISSION

Our mission is to aggregate and accelerate
the success of VR/AR industries worldwide.



We do this by matching buyers and sellers of professional VR/AR products and services, and facilitating transactions.



THE BOOMING VR LANDSCAPE

Since Facebook acquired OculusVR in 2014, the number of Venture Capital dollars and deals have tripled.

VR/AR Revenue Forecast in $Billions

*Digi-Capital, 4/16

Facebook's $2B acquisition of OculusVR in 2014 was a watershed moment, but just the beginning. Since then, the number of venture capital deals and dollars invested in the space have more than tripled.

MULTIPLE INDUSTRIES ADAPTING VR

Multiple industries, beyond gaming and entertainment, are using VR/AR to impact health, education, manufacturing, sports and real estate, among others.



Multiple industries are beginning to realize VR/AR's incredible potential; however, key roadblocks still stand in the way of market growth and scalability.

THE PROBLEM

1. Increased Investment – High Fragmentation

2. Surge in Demand – Uninformed Buyer

3. With No Easy Way to Connect – Market Can't Grow

1. As venture capital dollars fund new companies and product innovation, a significant fragmentation is beginning to form.

2. Despite gaming and entertainment's dominance, commercial and industrial applications are entering the market, desperate to learn more and adapt VR/AR in their businesses.

3. Marketplaces are all about liquidity. With a widening knowledge gap, and no easy way to connect buyers and sellers, the market can't grow.

All problems that we solve!

THE SOLUTION

The First Marketplace that Matches Buyers and Sellers of Virtual/Augmented Reality Products and Services and Facilitates Transactions



PipelineVR is a super easy pay-per-quote platform that helps buyers connect to the right sellers for whatever project they're trying to accomplish.

It's free to the buyer and the sellers only pay on the projects that interest them. We don't charge a subscription fee or take any commissions.



1. From the PipelineVR homepage or mobile app, Buyers lay out the product or service they are looking to hire and transact.

2. The platform matches the project request against our deep list of sellers and sends out alerts to the most qualified candidates.

3. The seller's inbox or app will be full of potential customers. After they review the details of the project they have 24 hours to decide. if they are interested in sending a quote. When they submit a quote, they are automatically charged a $25 upfront fee.

4. At this point, the Buyer will have access to seller’s full profile, reviews, and contact information.

We guarantee Buyers will receive between 3-5 quotes and introductions.

VAST MARKET BY 2020


$110B
Total Available Market
$30B
Serviceable Available Market
$45M
Gross Revenue

There is no question that this is a vast, untapped market; but, don’t take our word for it. Goldman Sachs predicts VR’s annual revenue will be bigger than TV within 10 years. $110B compared to TV’s $99B.

REVENUE PROJECTIONS

	2016	2017	2018	2019	2020
Revenue	$412,500	$6,000,000	$15,750,000	$28,350,000	$45,643,500
Sales & Marketing	$140,275	$420,000	$1,102,500	$1,984,500	$3,195,045
G & A	$266,225	$780,000	$2,047,500	$3,685,500	$5,933,655
EBITDA	$6,000	$4,800,000	$12,600,000	$22,680,000	$36,514,800

COMPETITIVE MATRIX

	PIPELINE VR	TaskRabbit	amazon home services
Augmented Reality	✔		
Virtual Reality	✔		
Upfront Payment	✔		
Recommendation Engine	✔	✔	✔
Reviews	✔	✔	✔
Native Video Support	✔		✔
Pay-Per-Quote Model	✔		
Enterprise Services	✔		✔

Our moat is in our community and the detailed data we capture.

There's no marketplace that serves this specific vertical. The more data we process, the smarter the match, and the bigger the barrier to entry for competitors.

PRODUCT ROADMAP

- Online Prototype (Launched Dec 2015)
- Minimal Viable Product (Q2 2016)
- Beta Release (Summer 2016)
- General Availability Release (Q4 2016)
- Reporting, Analytics & Insights Dashboard (Q1 2017)

In the future we will keep users engaged and coming back with end-to-end tools and services that will incorporate the full customer lifecycle. Examples: custom reporting, CRM systems, scheduling and transaction facilitation.

EXIT STRATEGY


SAMSUNG
Oculus VR
QUALCOMM
ACQUISITION
(3-5 Yrs.)
amazon
salesforce
1

We believe we have developed the most efficient and scalable model to aggregate and accelerate the vast market potential of VR/AR.

Our success is inevitable. Through consistency, reliability, trust and safety, we will turn PipelineVR into a multi-national brand.


WHY PIPELINE VR?
1 Exploding, Global Market
2 Solves Massive Problem
3 B2B Marketplace Solution
• Connects Buyers & Sellers
• Facilitates Transactions
4 Highly Scalable Model - $45M Revenue – 2020
5 80% Profit Margin
6 Experienced Management Team
7 World-Class Advisors

We would, of course, love you to join us and invest in the future of virtual reality and augmented reality!



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PipelineVR

The First B2B Online Marketplace for Virtual Reality and Augmented Reality


http://www.pipelinevr.com (http://www.pipelinevr.com)

Irvine, CA

Professional Services

PipelineVR

$200,000.00

● **Title III Offering**

Funding goal

Goldman Sachs reports that, within 10 years, Virtual Reality will generate more revenue than television. Our mission is to accelerate the success of the immersive technology industries worldwide. We do this by matching buyers and sellers of professional VR/AR products and services, and facilitating transactions.

154 days

Left to invest

$200,000.00

Still to raise

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Matthew Papish

FOUNDER & CEO

20%+ Partner

Briggs Porter

HEAD OF BUSINESS DEVELOPMENT

Bart Porter

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COO

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PipelineVR

The First B2B Online Marketplace for Virtual Reality and Augmented Reality



http://www.pipelinevr.com (http://www.pipelinevr.com)

Irvine, CA

Professional Services

PipelineVR

- **Title III Offering**

Goldman Sachs reports that, within 10 years, Virtual Reality will generate more revenue than television. Our mission is to accelerate the success of the immersive technology industries worldwide. We do this by matching buyers and sellers of professional VR/AR products and services, and facilitating transactions.

$200,000.00

Funding goal

154 days

Left to invest

$200,000.00

Still to raise

25% | 50% | 75% | 100%

COMPANY (/STARTUP/PIPELINEVR) TEAM (/STARTUP/PIPELINEVR/TEAM)
FINANCES & RISKS (/STARTUP/PIPELINEVR/FINANCING-AND-RISKS) UPDATES (/STARTUP/PIPELINEVR/UPDATES)
COMMENTS (/STARTUP/PIPELINEVR/COMMENTS)

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Offering Terms

Crowdfunded Securities Offering:

$200,000 minimum capital raise, the equivalent of 500,000 shares

$1,000,000 maximum capital raised/oversubscription amount, the equivalent of 2,500,000 shares, allocated on a first-come first-served basis

Stock is being offered at a $0.40 price per share.

Minimum single shareholder Investment: $100.00

Maximum single shareholder Investment: $20,000.00

We are issuing non-voting common stock.

Right to receive liquidation distributions.

We are allowing non-US investors.

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The closing date for this offering is November 15, 2016. If the sum of investment does not reach the target offering amount at this deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned.

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$2,411.00	USD	$4,178.00	USD
Cash & Cash Equivalents	$56.00	USD	$56.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$281,029.00	USD	$131,131.00	USD
Long-term Debt	$0.00	USD	$135,000.00	USD
Revenues / Sales	$0.00	USD	$0.00	USD
Costs of Goods Sold	$0.00	USD	$0.00	USD
Taxes Paid	$350.00	USD	$400.00	USD
Net Income	-$16,665.00	USD	-$184,565.00	USD

Finances

Balance Sheet

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Income Statements

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Statement of Cash Flow

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Statement of Changes in Equity For Past 2 Years

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Anticipated Business Plan

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Any Related Party Transaction

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Description of Intended Use of Proceeds

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Ownership and Capital Structure

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Material Terms of Any Indebtedness

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Financial Condition

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(https://startenginebetadev.s3.amazonaws.com/production/startups/pipelinevr/documents/financial_condition/Financial_Condition.pdf)

Background of Directors and Officers

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(https://startenginebetadev.s3.amazonaws.com/production/startups/pipelinevr/documents/background_of_directors_and_officers/PVR_

Independent Accountant's Review

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_FINAL__1_.pdf)

Any Events Triggering Disqualification

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Exempt Offerings

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Footnotes

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Statement of Cashflow

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Video Transcript

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Risk Factors

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Additional Risk Factors

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Additional Offering Memo

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Background of Directors and Officers

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(https://startenginebetadev.s3.amazonaws.com/production/startups/pipelinevr/documents/file/PipelineVR_SEC_Pri

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(https://startenginebetadev.s3.amazonaws.com/production/startups/pipelinevr/documents/file/Offering_Memo_June-2016.pdf)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk associated with **PipelineVR**:

The Company has a limited operating history and has not commenced revenue-generating activities. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Other adverse developments may also include: economic recessions, trends in the virtual reality space, consumer taste for virtual reality products, the availability of virtual reality content, and changes in government policy related to online commerce, which could have a material adverse effect on the Company's financial condition and the results of its operations. We are issuing non-voting common stock. In our company, the class and voting structure of our stock has the effect of concentrating voting control with a few people and these few people have the ability to make all major decisions regarding the company. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowd funding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

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PipelineVR Equity Crowdfunding Campaign
Video Transcription

To be innovative … to be responsible … to own the future … that's our purpose

Technology is transforming the world …Enabling us to reimagine the way we learn … the way we perform … the way we build … the way we live.

We believe Virtual Reality and Augmented Reality are the greatest technological advancements in our lifetime.

Introducing, PipelineVR; The first online marketplace that connects buyers and sellers of VR/AR products and services and facilitates transactions.

PipelineVR will provide the tools to accelerate the immersive technology market, worldwide.

Here's how it works …

All users will have free access to the sites featured content and search capability.

From their homepage or mobile app, buyers will lay out their project and submit a request for quotes.

Pipeline's algorithm will immediately match against our deep data-base and send out alerts to the top candidates that best meet their request.

At this point the buyers will be sent the sellers full company profile… reviews, contact information and the ability to communicate.

The Surgeon…the Architect…the Manufacturer…The Athlete

We will enable a whole new generation of storytellers

And PipelineVR is in the best position to be the liquidity provider for this brand new and untapped market.

We invite you to invest in the future of VR and AR andbecome part of the next, great online marketplace.

Let's do it together